

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Auriga USA, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Auriga USA, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Auriga USA, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Auriga USA, LLC's management. Our responsibility is to express an opinion on Auriga USA, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Matter of Emphasis

As discussed in *Note 1*, the Company has discontinued its operations as a broker-dealer and has withdrawn its broker-dealer's license. The Company has not prepared a formal plan of liquidation and is in process of evaluating its future plans.

Briggs & Veselka Co.
Briggs & Veselka Co.

We have served as the Auriga USA LLC's auditor since 2018.

Houston, Texas

February 28, 2019

HOUSTON OFFICE 713.667.9147 Tel. ■ 713.667.1697 Fax
Nine Greenway Plaza, Suite 1700 ■ Houston, Texas 77046 ■ www.bvccpa.com

BKR
INTERNATIONAL
Independent Member

Member of the Center for Public Company Audit Firms of the American Institute of Certified Public Accountants